Morris, Manning & Martin, LLP

February 3, 2016

Seth K. Weiner
404-504-7664
sweiner@mmmlaw.com
www.mmmlaw.com

VIA EDGAR

Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: **Griffin-American Healthcare REIT IV, Inc.**
Amendment No. 2 to Registration Statement on Form S-11
Submitted January 5, 2016
File No. 333-205960

Dear Mr. Kluck:

Griffin-American Healthcare REIT IV, Inc. (the "Company") wishes to respond to comments of the Securities and Exchange Commission's (the "Commission") staff (the "Staff") set forth in the Commission's letter dated January 29, 2016. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the prospectus portion (the "Prospectus") of Pre-effective Amendment No. 2 (the "Amendment") to the Company's Registration Statement on Form S-11 (the "Registration Statement"), as filed with the Commission on January 5, 2016.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: We note your response to prior comment 3 and updated disclosures indicating that the base acquisition fee would be near the prevailing market average and that certain other fees would be below the prevailing market average. Please tell us how you are able to substantiate these representations. Additionally, specifically tell us which fees you believe are below prevailing market averages.

Response: The Company receives proprietary information from an independent investment banking firm specializing in providing strategic planning, investment banking, asset valuation, securities valuation and other services to the non-traded real estate investment trust industry which indicates that the base acquisition fee is near the prevailing market average for such fee, and that certain other fees and reimbursements by the Company, including the Company's dealer manager fee, reimbursement of organizational and offering expenses, reimbursement of acquisition expenses and asset management fees, are below the prevailing market averages for such fees and expenses. In addition, unlike other non-traded real estate investment trusts, the Company does not pay a debt financing fee. The independent investment banking firm also ranks the Company's fee structure as "above average," indicating that such fee structure, as a whole, is more favorable to investors.

The proprietary information from such independent investment banking firm is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, the Company hereby requests that these materials be returned promptly following completion of the Staff's review thereof.

Q: What will you do with the money raised in this offering? page 3

Comment No. 2: We note your response to prior comment 4 and your revised disclosure that you intend to pay the stockholder servicing fee from your operations, not offering proceeds. Please revise to disclose here and elsewhere as applicable, such as the use of proceeds table, to discuss how the stockholder servicing fee will be paid if you have negative cash flow from operations.

Response: The Company submits that the stockholder servicing fee will be paid through borrowings in anticipation of future cash flows if the Company does not have sufficient cash flows from operations from which to pay the stockholder servicing fee. Accordingly, the Company hereby undertakes to revise the Prospectus as set forth in Exhibit A attached hereto, to include disclosure that the stockholder servicing fee will be paid from cash flows from operations or borrowings in anticipation of future cash flows. If the revisions to the Prospectus reflected in Exhibit A are acceptable to the Commission, they will be reflected in the Company's final prospectus.

Notes to Consolidated Balance Sheets

3. Commitments and Contingencies

Other Organizational and Offering Expenses, page F-4

Comment No. 3: We note your response to prior comment 7. It appears that you are liable for organization and offering expenses to the extent you pay the contingent advisor payment upon closing of acquisitions. If true, please update disclosures throughout your prospectus to this effect.

Response: The Company respectfully notes that the disclosure referenced in the Commission's comment does not pertain specifically to a direct payment of other organizational and offering expenses by the Company, but rather pertains to the Contingent Advisor Payment, the amount of which "shall not exceed the then outstanding amounts paid by [the Company's] advisor for dealer manager fees and other organizational and offering expenses…," as currently disclosed in several sections of the Prospectus. Nevertheless, to conform the disclosure in the Prospectus to the disclosure in the Notes to Consolidated Balance Sheets referenced in the Commission's comment, and to further clarify the limitation of the Contingent Advisor Payment to the outstanding amounts paid by the Company's advisor for dealer manager fees and other organizational and offering expenses, the Company hereby undertakes to revise the Prospectus as set forth in Exhibit B attached hereto. If the revisions to the Prospectus reflected in Exhibit B are acceptable to the Commission, they will be reflected in the Company's final prospectus.

* * * * *

Thank you for your consideration of the Company's response to the Staff's comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc: Jeffrey T. Hanson
Cora Lo, Esq.

EXHIBIT A

See attached.

Q: What is an "UPREIT"?

A: UPREIT stands for Umbrella Partnership Real Estate Investment Trust. We use the UPREIT structure because a contribution of property directly to us is generally a taxable transaction to the contributing property owner. In this structure, a contributor of a property who desires to defer taxable gain on the transfer of his or her property may transfer the property to the partnership in exchange for limited partnership units and defer taxation of gain until the contributor later exchanges his or her limited partnership units, normally on a one-for-one basis, for shares of common stock of the REIT. We believe that using an UPREIT structure gives us an opportunity to acquire desired properties from persons who may not otherwise sell their properties because of unfavorable tax results.

Q: What will you do with the money raised in this offering?

INSERT RIDER 3

A: We intend to use the net proceeds from this offering to acquire a diversified portfolio of real estate properties, focusing primarily on medical office buildings, hospitals, skilled nursing facilities, senior housing and other healthcare-related facilities. We may also originate and acquire secured loans and other real estate-related investments on an infrequent and opportunistic basis. We generally will seek investments that produce current income. The diversification of our portfolio will depend upon the amount of proceeds we receive in this offering. We estimate that 91.9% of the gross offering proceeds will be used to purchase real estate and real estate-related investments, pay down debt or to fund distributions if our cash flows from operations are insufficient, and the remaining 8.1% will be used to pay the costs of this offering, including selling commissions and the dealer manager fee, and to pay fees to our advisor for its services in connection with the selection and acquisition of properties. In addition, we will pay fees from our cash flows from operations, including the stockholder servicing fee, as described in the "Compensation Table" section of this prospectus. Until we invest all the proceeds of this offering in our targeted investments, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot guarantee how long it will take to fully invest all the net proceeds from this offering in targeted investments. Because we have not acquired or identified any investment opportunities, this offering is considered a "blind pool."

Q: What kind of offering is this?

A: Through Griffin Capital Securities, LLC, which we refer to as Griffin Securities or our dealer manager, we are offering a maximum of $3,000,000,000 in shares of our common stock in our primary offering, all of which are Class T shares, at a price of $10.00 per share. These shares are being offered on a "best efforts" basis. We are also offering $150,000,000 in shares of our common stock pursuant to the DRIP to those stockholders who elect to participate in such plan, as described in this prospectus, at a price of 95.0% of the primary offering price per share, or $9.50 assuming a $10.00 per share primary offering price. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

Q: How does a "best efforts" offering work?

A: When securities are offered to the public on a "best efforts" basis, the broker-dealers participating in the offering are only required to use their best efforts to sell the securities and have no firm commitment or obligation to purchase any of the securities. Because this is a "best efforts" offering, we cannot guarantee that any specific number of shares of our common stock will be sold. We intend to admit stockholders periodically as subscriptions for shares of our common stock are received, but not less frequently than monthly.

Q: How long will this offering last?

A: We may sell shares of our common stock in this offering until the earlier of the date on which the maximum offering amount has been sold, or _______________, 2018; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law, or we may extend this offering with respect to shares of our common stock offered pursuant to the DRIP. We also reserve the right to terminate this offering at any time.

Q: Who can buy shares of Griffin-American Healthcare REIT IV common stock?

A: Generally, you can buy shares of our common stock pursuant to this prospectus provided that you have either (1) a net worth of at least $250,000, or (2) a gross annual income of at least $70,000 and a net worth of at least $70,000.

RIDER 3:

If our cash flows from operations are not sufficient to pay the stockholder servicing fee, we will pay the stockholder servicing fee through borrowings in anticipation of future cash flows.

	Minimum Offering(1)		Maximum Offering(1)	
	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$ 2,000,000	100%	$ 3,000,000,000	100%
Less Public Offering Expenses:				
Selling Commissions(2)	60,000	3.0	90,000,000	3.0
Dealer Manager Fee(2)	60,000	3.0	90,000,000	3.0
Advisor Funding of Dealer Manager Fee(2)	(40,000)	(2.0)	(60,000,000)	(2.0)
Other Organizational and Offering Expenses(3)	20,000	1.0	30,000,000	1.0
Advisor Funding of Other Organizational and Offering Expenses(3)	(20,000)	(1.0)	(30,000,000)	(1.0)
Amount Available for Investment	$ 1,920,000	96.0%	$ 2,880,000,000	96.0%
Less Acquisition Costs:				
Acquisition Fees(4)	$ 83,000	4.1%	$ 124,019,000	4.1%
Initial Working Capital Reserve	—	—	—	—
Amount Invested in Assets	$ 1,837,000	91.9%	$ 2,755,981,000	91.9%

INSERT RIDER 8A

(1) We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) We will pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering. Our dealer manager will receive a dealer manager fee in the amount of 3.0% of the gross offering proceeds for sales of shares, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. We will also pay a quarterly stockholder servicing fee for the shares that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares sold in our primary offering. We have excluded the stockholder servicing fee from this table. We have assumed for purposes of this table that all sales of shares will be made with the 3.0% selling commissions and 3.0% dealer manager fee taken at the time of sale. If the maximum selling commissions, dealer manager fees and stockholder servicing fees are paid, the total of such underwriting compensation would be 10.0% of the gross offering proceeds in the primary offering.

(3) Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed 1.0% of the gross offering proceeds from the sale of all share classes.

(4) Acquisition fees may be paid by any party to any person in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. We will pay our advisor or one of its affiliates acquisition fees up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% and 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related investments, respectively, and an additional 2.25% contingent advisor payment, or the Contingent Advisor Payment. For purposes of this table, the 4.50% acquisition fees are applied against the amount invested in assets shown in the table. However, the percentages that appear in this table are stated as a percentage of the gross offering proceeds shown in the table. As a result, the acquisition fees stated in the table represent approximately 4.1% of the gross offering proceeds shown in the table.

Notwithstanding the foregoing, the initial $7.5 million otherwise payable pursuant to the Contingent Advisor Payment, or the Contingent Advisor Payment Holdback, shall be retained by us and shall not be paid to our advisor or its affiliates until the later of (i) the termination of our last public offering, or (ii) the third anniversary of the commencement date of this offering, at which point the full amount of the Contingent Advisor Payment Holdback, if any, shall be paid to our advisor or its affiliates; provided however, that with respect to any subsequent public offerings of shares of our common stock which provide for an additional Contingent Advisor Payment to our advisor or its affiliates, an additional portion of the Contingent Advisor Payment payable to our advisor or its affiliates with respect to each such subsequent public offering, in the amount of 0.25% of the amount by which (A) the primary offering portion of each such subsequent public offering plus the amount raised by us in the primary offering portion of this offering exceeds (B) $3,000,000,000, or the Follow-On Contingent Advisor Payment Holdback, shall be retained by us and shall not be paid to our advisor or its affiliates until the later of (X) the termination of our last public offering, or (Y) the third anniversary of the

RIDER 8A:

, as we will pay the stockholder servicing fee from our cash flows from operations or, if our cash flows from operations are not sufficient to pay the stockholder servicing fee, from borrowings in anticipation of future cash flows.

	Minimum Offering(1)		Maximum Offering(1)	
	Amount	Percent of Offering	Amount	Percent of Offering
Gross Offering Proceeds	$ 2,000,000	100%	$3,000,000,000	100%
Less Public Offering Expenses:				
Selling Commissions(2)	60,000	3.0	90,000,000	3.0
Dealer Manager Fee(2)	60,000	3.0	90,000,000	3.0
Advisor Funding of Dealer Manager Fees(2)	(40,000)	(2.0)	(60,000,000)	(2.0)
Other Organizational and Offering Expenses(3)	20,000	1.0	30,000,000	1.0
Advisor Funding of Other Organizational & Offering Expenses(3)	(20,000)	(1.0)	(30,000,000)	(1.0)
Amount Available for Investment(4)	$ 1,920,000	96.0%	$2,880,000,000	96.0%
Less Acquisition Costs:				
Acquisition Fees(5)	$ 83,000	4.1%	$ 124,019,000	4.1%
Initial Working Capital Reserve(6)	—	—	—	—
Amount Invested in Assets(7)	$ 1,837,000	91.9%	$2,755,981,000	91.9%

(1) We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future. INSERT RIDER 61A

(2) We will pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering. Our dealer manager will receive a dealer manager fee in the amount of 3.0% of the gross offering proceeds for sales of shares, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. We will also pay a quarterly stockholder servicing fee for the shares that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares sold in our primary offering. We have excluded the stockholder servicing fee from this table. We have assumed for purposes of this table that all sales of shares will be made with the 3.0% selling commissions and 3.0% dealer manager fee taken at the time of sale. If the maximum selling commissions, dealer manager fees and stockholder servicing fees are paid, the total of such underwriting compensation shall be 10.0% of the gross offering proceeds in the primary offering.

(3) Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed 1.0% of the gross offering proceeds from the sale of all shares. Other organizational and offering expenses consist of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts for direct expenses of our advisor's employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. All organizational and offering expenses, including selling commissions, dealer manager fees and stockholder servicing fees, will be capped at 15.0% of the gross proceeds of this offering.

(4) Until required in connection with the acquisition of real estate or real estate-related investments, the net proceeds of this offering may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(5) Acquisition fees may be paid by any party to any person in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. We will pay our advisor or one of its affiliates acquisition fees up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% and 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related investments, respectively, and an additional 2.25% Contingent Advisor Payment. For purposes of this table, the 4.50% acquisition fees are applied against the amount invested in assets shown in the table. However, the percentages that appear in this table are stated as a percentage of the gross offering proceeds shown in the table. As a

RIDER 61A:

, as we will pay the stockholder servicing fee from our cash flows from operations or, if our cash flows from operations are not sufficient to pay the stockholder servicing fee, from borrowings in anticipation of future cash flows.

assets, unless any excess in such borrowing is approved by a majority of our independent directors and is disclosed in our next quarterly report along with justification for such excess. Net assets for purposes of this calculation are defined as our total assets, other than intangibles, valued at cost before deducting depreciation, amortization, bad debt and other similar non-cash reserves, less total liabilities. Generally, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. However, we may temporarily borrow in excess of these amounts if such excess is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report, along with justification for such excess. In such event, we will review our debt levels at that time and take action to reduce any such excess as soon as practicable. We are likely to exceed these leverage limitations during the period prior to the investment of all of the net proceeds from this offering and any subsequent offering of our common stock. We may also incur indebtedness to finance improvements to properties and, if necessary, for working capital needs or to meet the distribution requirements applicable to REITs under the federal income tax laws. INSERT RIDER 95

By operating on a leveraged basis, we will have more funds available for our investments. This generally will enable us to make more investments than would otherwise be possible, potentially resulting in enhanced investment returns and a more diversified portfolio. However, our use of leverage will increase the risk of default on loan payments and the resulting foreclosure of a particular asset. In addition, lenders may have recourse to assets other than those specifically securing the repayment of the indebtedness.

Our advisor will use its best efforts to obtain financing on the most favorable terms available to us and will refinance assets during the term of a loan only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing loan, when an existing loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of the refinancing may include increased cash flows resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing, and an increase in diversification and assets owned if all or a portion of the refinancing proceeds are reinvested.

Our charter restricts us from borrowing money from one of our co-sponsors, our advisor, any of our directors or any of their respective affiliates unless such loan is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

When incurring secured debt, we may incur recourse indebtedness, which means that the lenders' rights upon our default generally will not be limited to foreclosure on the property that secured the obligation. If we incur mortgage indebtedness, we will endeavor to obtain level payment financing, meaning that the amount of debt service payable would be substantially the same each year, although some mortgages are likely to provide for one large payment and we may incur floating or adjustable rate financing when our board of directors determines it to be in our best interest.

Our board of directors controls our strategies with respect to borrowing and may change such strategies at any time without stockholder approval, subject to the maximum borrowing limit of 300% of our net assets described above.

Sale or Disposition of Assets

Our advisor and our board of directors will determine whether a particular property should be sold or otherwise disposed of after consideration of the relevant factors, including performance or projected performance of the property and market conditions, with a view toward achieving our principal investment objectives.

We intend to hold each property or real estate-related investment we acquire for an extended period. However, circumstances might arise which could result in a shortened holding period for certain investments. In general, the holding period for real estate-related investments other than real property is expected to be shorter than the holding period for real property assets. A property or real estate-related investment may be sold before the end of the expected holding period if:

- diversification benefits exist associated with disposing of the investment and rebalancing our investment portfolio;
- an opportunity arises to pursue a more attractive investment;
- in the judgment of our advisor, the value of the investment might decline;
- with respect to properties, a major tenant involuntarily liquidates or is in default under its lease;
- the investment was acquired as part of a portfolio acquisition and does not meet our general acquisition criteria;
- an opportunity exists to enhance overall investment returns by raising capital through sale of the investment; or
- in the judgment of our advisor, the sale of the investment is in our best interest.

RIDER 95:

In addition, if our cash flows from operations are not sufficient to pay the stockholder servicing fee, we will pay the stockholder servicing fee through borrowings in anticipation of future cash flows.

PLAN OF DISTRIBUTION

General

We are offering a maximum of $3,150,000,000 in Class T shares of our common stock to the public through Griffin Securities, our dealer manager, a registered broker-dealer affiliated with our advisor. Of this amount, $3,000,000,000 in shares of our common stock are allocated to be offered pursuant to the primary offering and $150,000,000 in shares of our common stock are allocated to be offered pursuant to the DRIP. Prior to the conclusion of this offering, if any of the shares of our common stock initially allocated to the DRIP remain after meeting anticipated obligations pursuant to the DRIP, we may decide to sell some or all of such shares of our common stock to the public pursuant to the primary offering. Similarly, prior to the conclusion of this offering, if the shares of our common stock initially allocated to the DRIP have been purchased and we anticipate additional demand for shares of our common stock pursuant to the DRIP, we may choose to reallocate some or all of the shares of our common stock allocated to be offered pursuant to the primary offering to the DRIP. In addition, we reserve the right to reallocate shares among classes of stock if we elect to offer additional classes in the future. The shares of our common stock in the primary offering are being offered for $10.00 per share. Shares of our common stock sold pursuant to the DRIP will be offered during this offering for 95.0% of the per share primary offering price, or $9.50 per share assuming a $10.00 per share primary offering price.

We may sell shares of our common stock in this offering until the earlier of the date on which the maximum offering amount has been sold, or ___________, 2018; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law, or we may extend this offering with respect to shares of our common stock offered pursuant to the DRIP. We also reserve the right to terminate this offering at any time.

Determination of Offering Price

This is a fixed price offering, which means that the price for shares of our common stock in the offering is fixed and does not vary based on the underlying value of our assets at any particular time. Our board of directors arbitrarily determined the offering price in its sole discretion and is ultimately and solely responsible for establishing the fixed offering price for shares of our common stock in this offering. We do not currently intend to adjust the fixed offering price for shares of our common stock in the future; however, we expect to disclose an estimated per share value of our shares no later than 150 days following the second anniversary of the date on which we break escrow in this offering, and if we provide an estimated NAV per share prior to the conclusion of this offering, our board of directors may determine to modify the offering price to reflect the estimated NAV per share. Notwithstanding the foregoing, our board of directors may, in its discretion from time to time, further change the primary offering price per share and, accordingly, the number of shares being offered in this offering. Any such change in the primary offering price will be made through a prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part. We cannot assure you that our primary offering price will increase or that it will not decrease during this offering or in connection with any future offering of shares.

Dealer Manager and Participating Broker-Dealer Compensation and Terms

Griffin Securities is our dealer manager for this offering on a "best efforts" basis, which generally means that our dealer manager is required to use only its best efforts to sell the shares of our common stock and it has no firm commitment or obligation to purchase any of the shares of our common stock. Our dealer manager may authorize certain other broker-dealers that are members of FINRA, which we refer to as participating broker-dealers, to sell shares of our common stock. In addition, we may sell shares of our common stock through non-registered investment advisory representatives that are affiliated with FINRA-registered broker-dealers. Except as provided below, we generally will pay to our dealer manager selling commissions of up to 3.0% of the gross offering proceeds for shares of our common stock sold in our primary offering, all or a portion of which may be reallowed by our dealer manager to participating broker-dealers. We also generally will pay to our dealer manager a dealer manager fee of up to 3.0% of the gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering, all or a portion of which may be reallowed by our dealer manager to participating broker-dealers. 2.0% of the gross offering proceeds payable pursuant to the dealer manager fee will be funded by our advisor and the remaining 1.0% of the gross offering proceeds payable pursuant to the dealer manager fee will be funded by us. Our dealer manager also will receive a quarterly stockholder servicing fee for shares of our common stock that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares of our common stock sold in our primary offering. No selling commissions, dealer manager fee, stockholder servicing fees or other organizational and offering expenses will be paid with respect to shares of our common stock sold pursuant to the DRIP. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of shares of our common stock.

The stockholder servicing fee relates to the share or shares sold. The dealer manager may, in its discretion, reallow up to 100% of the stockholder servicing fee to participating broker-dealers; provided, however, that with respect to any individual

INSERT ABOVE 191

RIDER 191:

We will pay the stockholder servicing fee from our cash flows from operations or, if our cash flows from operations are not sufficient to pay the stockholder servicing fee, from borrowings in anticipation of future cash flows.

EXHIBIT B

See attached.

	Minimum Offering(1)		Maximum Offering(1)	
	Amount	**Percent**	**Amount**	**Percent**
Gross Offering Proceeds	$ 2,000,000	100%	$ 3,000,000,000	100%
Less Public Offering Expenses:				
Selling Commissions(2)	60,000	3.0	90,000,000	3.0
Dealer Manager Fee(2)	60,000	3.0	90,000,000	3.0
Advisor Funding of Dealer Manager Fee(2)	(40,000)	(2.0)	(60,000,000)	(2.0)
Other Organizational and Offering Expenses(3)	20,000	1.0	30,000,000	1.0
Advisor Funding of Other Organizational and Offering Expenses(3)	(20,000)	(1.0)	(30,000,000)	(1.0)
Amount Available for Investment	$ 1,920,000	96.0%	$ 2,880,000,000	96.0%
Less Acquisition Costs:				
Acquisition Fees(4)	$ 83,000	4.1%	$ 124,019,000	4.1%
Initial Working Capital Reserve	—	—	—	—
Amount Invested in Assets	$ 1,837,000	91.9%	$ 2,755,981,000	91.9%

(1) We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) We will pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering. Our dealer manager will receive a dealer manager fee in the amount of 3.0% of the gross offering proceeds for sales of shares, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. We will also pay a quarterly stockholder servicing fee for the shares that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares sold in our primary offering. We have excluded the stockholder servicing fee from this table. We have assumed for purposes of this table that all sales of shares will be made with the 3.0% selling commissions and 3.0% dealer manager fee taken at the time of sale. If the maximum selling commissions, dealer manager fees and stockholder servicing fees are paid, the total of such underwriting compensation would be 10.0% of the gross offering proceeds in the primary offering.

(3) Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed 1.0% of the gross offering proceeds from the sale of all share classes. (INSERT RIDER 8B)

(4) Acquisition fees may be paid by any party to any person in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. We will pay our advisor or one of its affiliates acquisition fees up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% and 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related investments, respectively, and an additional 2.25% contingent advisor payment, or the Contingent Advisor Payment. For purposes of this table, the 4.50% acquisition fees are applied against the amount invested in assets shown in the table. However, the percentages that appear in this table are stated as a percentage of the gross offering proceeds shown in the table. As a result, the acquisition fees stated in the table represent approximately 4.1% of the gross offering proceeds shown in the table.

Notwithstanding the foregoing, the initial $7.5 million otherwise payable pursuant to the Contingent Advisor Payment, or the Contingent Advisor Payment Holdback, shall be retained by us and shall not be paid to our advisor or its affiliates until the later of (i) the termination of our last public offering, or (ii) the third anniversary of the commencement date of this offering, at which point the full amount of the Contingent Advisor Payment Holdback, if any, shall be paid to our advisor or its affiliates; provided however, that with respect to any subsequent public offerings of shares of our common stock which provide for an additional Contingent Advisor Payment to our advisor or its affiliates, an additional portion of the Contingent Advisor Payment payable to our advisor or its affiliates with respect to each such subsequent public offering, in the amount of 0.25% of the amount by which (A) the primary offering portion of each such subsequent public offering plus the amount raised by us in the primary offering portion of this offering exceeds (B) $3,000,000,000, or the Follow-On Contingent Advisor Payment Holdback, shall be retained by us and shall not be paid to our advisor or its affiliates until the later of (X) the termination of our last public offering, or (Y) the third anniversary of the

RIDER 8B:

Such expenses are not our liability until we reach the minimum offering amount, and will be recouped by our advisor only to the extent we pay a Contingent Advisor Payment (as defined below) as part of our acquisition fees upon closing of acquisitions, as described below. The amount of the Contingent Advisor Payment paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by our advisor for dealer manager fees and other organizational and offering expenses at the time of such closing after taking into account the amount of the Contingent Advisor Payment Holdback and the Follow-On Contingent Advisor Payment Holdback (as such terms are defined below).

	Minimum Offering(1)		Maximum Offering(1)	
	Amount	Percent of Offering	Amount	Percent of Offering
Gross Offering Proceeds	$ 2,000,000	100%	$3,000,000,000	100%
Less Public Offering Expenses:				
Selling Commissions(2)	60,000	3.0	90,000,000	3.0
Dealer Manager Fee(2)	60,000	3.0	90,000,000	3.0
Advisor Funding of Dealer Manager Fees(2)	(40,000)	(2.0)	(60,000,000)	(2.0)
Other Organizational and Offering Expenses(3)	20,000	1.0	30,000,000	1.0
Advisor Funding of Other Organizational & Offering Expenses(3)	(20,000)	(1.0)	(30,000,000)	(1.0)
Amount Available for Investment(4)	$ 1,920,000	96.0%	$2,880,000,000	96.0%
Less Acquisition Costs:				
Acquisition Fees(5)	$ 83,000	4.1%	$ 124,019,000	4.1%
Initial Working Capital Reserve(6)	—	—	—	—
Amount Invested in Assets(7)	$ 1,837,000	91.9%	$2,755,981,000	91.9%

(1) We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) We will pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering. Our dealer manager will receive a dealer manager fee in the amount of 3.0% of the gross offering proceeds for sales of shares, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. We will also pay a quarterly stockholder servicing fee for the shares that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares sold in our primary offering. We have excluded the stockholder servicing fee from this table. We have assumed for purposes of this table that all sales of shares will be made with the 3.0% selling commissions and 3.0% dealer manager fee taken at the time of sale. If the maximum selling commissions, dealer manager fees and stockholder servicing fees are paid, the total of such underwriting compensation shall be 10.0% of the gross offering ~~proceeds in the primary offering.~~ INSERT RIDER 6/13

(3) Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed 1.0% of the gross offering proceeds from the sale of all shares. Other organizational and offering expenses consist of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts for direct expenses of our advisor's employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. All organizational and offering expenses, including selling commissions, dealer manager fees and stockholder servicing fees, will be capped at 15.0% of the gross proceeds of this offering.

(4) Until required in connection with the acquisition of real estate or real estate-related investments, the net proceeds of this offering may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(5) Acquisition fees may be paid by any party to any person in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. We will pay our advisor or one of its affiliates acquisition fees up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% and 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related investments, respectively, and an additional 2.25% Contingent Advisor Payment. For purposes of this table, the 4.50% acquisition fees are applied against the amount invested in assets shown in the table. However, the percentages that appear in this table are stated as a percentage of the gross offering proceeds shown in the table. As a

RIDER 61B:

Such expenses are not our liability until we reach the minimum offering amount, and will be recouped by our advisor only to the extent we pay a Contingent Advisor Payment as part of our acquisition fees upon closing of acquisitions, as described below; the amount of the Contingent Advisor Payment paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by our advisor for dealer manager fees and other organizational and offering expenses at the time of such closing after taking into account the amount of the Contingent Advisor Payment Holdback and the Follow-On Contingent Advisor Payment Holdback.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Minimum Offering(1)	Estimated Dollar Amount for Maximum Offering(1)
• Subordinated Distribution in Redemption of Limited Partnership Units Upon Listing (payable only if the shares of our common stock are listed on a national securities exchange while Griffin-American Advisor is serving as our advisor)(9)(10)	Upon the listing of the shares of our common stock on a national securities exchange, in redemption of our advisor's limited partnership units, a distribution equal to 15.0% of the amount by which (1) the market value of our outstanding common stock at listing plus distributions paid prior to listing exceeds (2) the sum of the total amount of capital raised from stockholders (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) and the amount of cash equal to an annual 6.0% cumulative, non-compounded return to stockholders on the gross proceeds from the sale of shares of our common stock through the date of listing.	Actual amount depends upon the market value of our common stock at the time of listing, among other factors, and, therefore, cannot be determined at this time.	Actual amount depends upon the market value of our common stock at the time of listing, among other factors, and, therefore, cannot be determined at this time.

(1) The estimated dollar amounts for the minimum offering in the table assume the sale of $2,000,000 in shares of our common stock, and the estimated dollar amounts for the maximum offering in the table assume the sale of $3,000,000,000 in shares of our common stock. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) This table assumes selling commissions in the amount of 3.0% of the gross offering proceeds for sales of shares of our common stock in the primary offering, which commissions may be reduced under certain circumstances. A dealer manager fee of up to 3.0% of the gross offering proceeds also will be paid with respect to sales of shares of our common stock, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. Estimated dollar amounts paid for dealer manager fees in the table reflect the portion of the dealer manager fee to be paid by us. Therefore, assuming the minimum offering or maximum offering amount of shares are sold, we anticipate the estimated aggregate dollar amount to be paid pursuant to the dealer manager fee will be $60,000 and $90,000,000, respectively. Our dealer manager may, from time to time, enter into selected dealer agreements that provide for reduced selling commissions and an increased dealer manager fee, provided that in no event will the aggregate of the selling commissions and the dealer manager fee with respect to sales of such shares be greater than 6.0% of the gross offering proceeds for shares of our common stock sold pursuant to the primary offering. In addition, the amount of selling commissions we pay may be reduced in connection with certain categories of sales, such as sales for which a volume discount applies, sales of shares through investment advisors or banks acting as trustees or fiduciaries and sales of shares to our affiliates. See the "Plan of Distribution" section of this prospectus.

(3) Our advisor will fund all of our other organizational and offering expenses. Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expenses will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Therefore, assuming the minimum offering or maximum offering amount of shares are sold, we anticipate the estimated dollar amount of other organizational and offering expenses to be paid will be $20,000 and $30,000,000, respectively. Other organizational and offering expenses consist of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts for direct expenses of our advisor's employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. All organizational and offering expenses, including selling commissions, dealer manager fees and stockholder servicing fees, will be capped at 15.0% of the gross proceeds of this offering. INSERT RIDER 109

(4) This estimate assumes the contract purchase price for our assets will be an amount equal to the estimated amount invested in assets in a maximum offering, and that all of the assets purchased are real properties. We have assumed that

RIDER 109:

The other organizational and offering expenses are not our liability until we reach the minimum offering amount, and will be recouped by our advisor only to the extent we pay a Contingent Advisor Payment as part of our acquisition fees upon closing of acquisitions, as described above; the amount of the Contingent Advisor Payment paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by our advisor for dealer manager fees and other organizational and offering expenses at the time of such closing after taking into account the amount of the Contingent Advisor Payment Holdback and the Follow-On Contingent Advisor Payment Holdback.

Arrangements, which clarified that debt issuance costs associated with line of credit arrangements may continue to be presented as an asset, regardless of whether there are any outstanding borrowings on the line of credit arrangement. The application of ASU 2015-03 requires retrospective adjustment of all prior periods presented. ASU 2015-03 is effective for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted. We do not believe the adoption of ASU 2015-03 on January 1, 2016 will have a material impact on our consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, *Simplifying the Accounting for Measurement-Period Adjustments*, or ASU 2015-16, which eliminates the requirement to restate prior period financial statements for measurement period adjustments in a business combination. The cumulative effect of a measurement period adjustment as a result of a change in the provisional amounts, calculated as if the accounting had been completed as of the acquisition date, is required to be recorded in the reporting period in which the adjustment amount is determined, rather than retrospectively. Further, ASU 2015-16 requires that the acquirer present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in the current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for interim and annual reporting periods beginning after December 15, 2015 and should be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not yet been made available for issuance. We have not determined the impact the adoption of ASU 2015-16 on January 1, 2016 will have on our consolidated financial statements.

3. Commitments and Contingencies

Litigation

We are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us, which if determined unfavorably to us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Other Organizational and Offering Expenses

Our other organizational and offering expenses, other than selling commissions and the 1.0% dealer manager fee funded by us, are being paid by our advisor or its affiliates. Other organizational and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid in connection with our offering. We anticipate that our other organizational and offering expenses will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. As of July 24, 2015 and September 30, 2015, our advisor and its affiliates have incurred offering expenses of approximately $790,000 and $1,363,000, respectively. These offering expenses are not recorded in our accompanying consolidated balance sheets because such costs are not our liability until we reach the minimum offering proceeds, and ~~such offering expenses~~ will ~~become payable by us~~ only to the extent we pay a contingent advisor payment upon closing of acquisitions. When recorded by us, other organizational expenses will be expensed as incurred, and offering expenses will be charged to stockholder's equity.

a (be recouped by our advisor)

4. Equity

Preferred Stock

Our charter authorizes us to issue 200,000,000 shares of our $0.01 par value per share preferred stock. As of July 24, 2015 and September 30, 2015, no shares of preferred stock were issued and outstanding.

Common Stock

We intend to offer and sell to the public up to $3,000,000,000 in shares of our common stock in our primary offering at a price of $10.00 per share. We are also offering up to $150,000,000 in shares of our common stock pursuant to the DRIP at a purchase price during our offering of 95.0% of the primary offering price per share, or $9.50 assuming a $10.00 per share primary offering price. We reserve the right to reallocate the shares offered between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

On February 6, 2015, our advisor purchased 22,222 shares of our common stock for total cash consideration of $200,000 and was admitted as our initial stockholder. We used the proceeds from the sale of shares of our common stock to our advisor to